Filed Pursuant to Rule 433
Dated October 23, 2006
Registration Statement
No. 333-132807

GENERAL ELECTRIC CAPITAL CORPORATION

GLOBAL MEDIUM-TERM NOTES, SERIES A

(Senior Unsecured Floating Rate Notes)
Issuer:	General Electric Capital Corporation
Ratings:	Aaa/AAA
Trade Date:	October 23, 2006
Settlement Date (Original Issue Date):	October 26, 2006
Maturity Date:	October 26, 2009
Principal Amount:	US$385,000,000
Price to Public (Issue Price):	100.000%
Agents Commission:	0.15%
All-in Price:	99.850%
Accrued Interest:	N/A
Net Proceeds to Issuer:	US$384,422,500
Interest Rate Basis (Benchmark):	Prime Rate
Index Currency:	U.S. Dollars
Spread (plus or minus):	Minus 2.84%
Index Maturity:	Overnight
Interest Payment Period:	Quarterly
Interest Payment Dates:	Quarterly on each January 26, April 26, July 26 and October 26 of each year, commencing January 26, 2007 and ending on the Maturity Date
Initial Interest Rate:	To be determined one Business Day prior to the Original Issue Date. See "Additional Terms-Interest" below
Interest Reset Periods and Dates:	Daily, on each Business Day

Page 2
Filed Pursuant to Rule 433
Dated October 23, 2006
Registration Statement
No. 333-132807

Interest Determination Dates:	One Business Day prior to the Interest Reset Date
Day Count Convention:	Actual/360
Denominations:	Minimum of $1,000 with increments of $1,000 thereafter.
CUSIP:	36962GZ23
ISIN:	N/A
Common Code:	N/A

Additional Terms:

Interest

The interest rate applicable to each Interest Reset Period will equal the Prime Rate (as defined below) minus the Spread set forth above.

The "Prime Rate" means, with respect to any Interest Determination Date, the rate set forth on that Interest Determination Date in H.15(519) under the heading "Bank Prime Loan".

The following procedures will apply if the rate cannot be set as described above:

(a) If the rate is not published in H.15(519) by 3:00 p.m., New York City time, on the Calculation Date, then the Prime Rate will be the rate as published on such Interest Determination Date in H.15 Daily Update, or such other recognized electronic source used for the purpose of displaying such rate under the caption ""Bank Prime Loan''.

(b) If the rate is not published in H.15(519), H.15 Daily Update or another recognized electronic source by 3:00 p.m., New York City time, on the Calculation Date, then the Prime Rate will be the average (rounded upwards, if necessary, to the next higher one-hundred thousandth of a percentage point) of the rates publicly announced by each bank on the Reuters Screen USPRIME1 Page as its prime rate or base lending rate for that Interest Determination Date.

(c) If fewer than four, but more than one, rates appear on the Reuters Screen USPRIME1 Page, the Prime Rate will be the average of the prime rates (quoted on the basis of the actual number of days in the year divided by a 360-day year) as of the close of business on the Interest Determination Date by four major money center banks in The City of New York selected by the calculation agent.

Page 3
Filed Pursuant to Rule 433
Dated October 23, 2006
Registration Statement
No. 333-132807

(d) If fewer than two rates appear, the Prime Rate will be determined based on the rates furnished in The City of New York by the appropriate number of substitute banks or trust companies organized and doing business under the laws of the United States, or any State thereof, having total equity capital of at least $500 million and being subject to supervision or examination by a Federal or State authority, as selected by the calculation agent.

(e) If no banks are providing quotes, the rate of interest on the Prime Rate notes will be the same as the rate of interest thereon for the prior interest period.

Plan of Distribution:

The Notes are being purchased by the underwriters listed below (collectively, the "Underwriters"), as principal, at 100.000% of the aggregate principal amount less an underwriting discount equal to 0.15% of the principal amount of the Notes.
Institution Lead Managers:	Commitment
J.P. Morgan Securities Inc.	$184,800,000
Lehman Brothers Inc.	$184,800,000

Co-managers:
Blaylock & Company, Inc.	$3,850,000
Samuel A. Ramirez & Company, Inc.	$3,850,000
Utendahl Capital Group, L.L.C.	$3,850,000
The Williams Capital Group, L.P.	$3,850,000

Total	$385,000,000

GE Capital Markets, Inc. will act as a sales agent in connection with the offering and will receive a fee from the underwriters equal to 0.048% of the principal amount of the notes.

The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Page 4
Filed Pursuant to Rule 433
Dated October 23, 2006
Registration Statement
No. 333-132807

Additional Information:

At June 30, 2006, the Company had outstanding indebtedness totaling $382.374 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at June 30, 2006, excluding subordinated notes payable after one year, was equal to $379.581 billion.

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption "Consolidated Ratio of Earnings to Fixed Charges" is hereby amended in its entirety, as follows:
Year Ended December 31,					Six Months ended June 30,
2001	2002	2003	2004	2005	2006

1.56	1.62	1.71	1.82	1.66	1.62

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, minority interest and fixed charges.

Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which the Company believes is a reasonable approximation of the interest factor of such rentals.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting the SEC Web site at www.sec.gov. Alternatively, the issuer or the underwriter(s) participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. at 1-212-834-4533, Lehman Brothers Inc. at 1-888-603-5847, or Investor Communications of the issuer at 1-203-357-3950.